DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Congregation of Divine Providence

S.E.C.
3 2006
1088

March 7, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2006

Re: General Electric Company
Incoming letter dated February 9, 2006

Dear Mr. Mueller:

This is in response to your letter dated February 9, 2006 concerning the shareholder proposal submitted to General Electric by James R. Wilson, Jr., M.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

06026886

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: James R. Wilson, Jr., M.D.
2 Glenville Road
Greenwich, CT 06831

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

40545

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

February 9, 2006

RECEIVED
2006 FEB 13 AM 9:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of James R. Wilson, Jr., M.D.*
Securities Exchange Act of 1934 -- Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") received from James R. Wilson, Jr., M.D. (the "Proponent"). The Proposal relates to GE's corporate jet fleet. The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from its 2006 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal is excludable under Rule 14a-8(e)(2) because GE received the proposal on January 12, 2006, which was after the properly determined deadline of November 4, 2005 set forth in GE's proxy statement for the prior year. Therefore, the Proponent failed to submit the Proposal to GE's principal executive offices in a timely fashion.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(e)(2) Because the Proponent Failed to Timely Submit the Proposal.

Under Rule 14a-8(e)(2), a shareowner proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), GE disclosed in its 2005 proxy statement the deadline for submitting shareowner proposals, as well as the method for submitting such proposals, for GE's 2006 Annual Meeting. Specifically, page 50 of GE's 2005 proxy statement (a copy of which is attached hereto as Exhibit B) states:

> **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**
>
> To be considered for inclusion in next year's proxy statement, shareowner proposals must be received at our principal executive offices no later than the close of business on November 4, 2005. Proposals should be addressed to Benjamin W. Heineman, Jr., Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

The Proposal is dated January 8, 2006 and was received by GE on January 12, 2006.[1] Therefore, the Proposal was received 69 days after the November 4, 2005 submission deadline set forth in the 2005 proxy statement.

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. GE's 2005 Annual Meeting of Shareowners was held on April 27, 2005. GE's 2006 Annual Meeting is scheduled to be held on April 26, 2006. (GE's By-Laws specify that the annual meeting of shareowners shall take place on the fourth Wednesday in April of each year.) Accordingly, the date of the 2006 Annual Meeting has not been moved by more than 30 days from the date of the 2005 Annual Meeting, and thus, the proper deadline for shareowner proposals was November 4, 2005, as disclosed in GE's 2005 proxy statement.

The Staff has concurred with the exclusion of numerous proposals pursuant to Rule 14a-8(e)(2) on the ground that they were not timely submitted. *See, e.g., Sara Lee Corporation* (avail. July 14, 2005) (proposal received at the company's principal executive offices by facsimile one day following the deadline for submission and by UPS two days following the

---

[1] The Proposal was received by GE on January 12, 2006, but was incorrectly date stamped as received on January 12, 2005.

deadline); *Bob Evans Farms, Inc.* (avail. June 1, 2005) (proposal received by the company three days after the deadline for submission); *Dell Inc.* (avail. Mar. 25, 2005) (proposal received by the company almost two weeks after the deadline for submission); and *El Paso Corporation* (avail. Mar. 3, 2003) (proposal received by the company three days after the deadline for submission).

GE has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, GE is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may be properly excluded from the 2006 Proxy Materials because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2).

II. Waiver of 80-Day Requirement in Rule 14a-8(j)(1).

GE further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) and consider this submission timely. Rule 14a-8(j) allows the Staff to make such a waiver if the registrant can show "good cause" for missing the 80-day deadline. GE did not receive the Proposal until January 12, 2006, after the 80-day deadline, and while it is unclear whether the Proposal is intended to be submitted pursuant to Rule 14a-8, GE nevertheless has determined to seek confirmation of the Staff that the Proposal is excludable under that rule. The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See, e.g., General Electric Company* (avail. Feb. 10, 2005) (proposal submitted to the company after the 80-day point had passed); *Monsanto Company* (avail. Nov. 26, 2003) (proposal received by company fewer than 80 days prior to the date company planned to file its definitive proxy material); *International Business Machines Corporation* (avail. Mar. 6, 2003) (proposal filed with company fewer than 80 days prior to the date company intended to file its proxy materials). Accordingly, we believe that GE has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

III. Proposal Should be Excluded to the Extent that It Involves Rule 14a-8

We note that it is unclear from the Proposal whether the Proponent intended to submit the Proposal under Rule 14a-8 or Rule 14a-4. The Staff has found that where it is unclear whether a proposal was made under Rule 14a-8 or Rule 14a-4, the proposal may be considered to the extent it involves Rule 14a-8. *See, e.g., General Electric Company* (avail. Mar. 16, 2004) (unclear whether proposal was made under Rule 14a-8 or was a proposal to be presented directly at the annual meeting, but Staff concurred with exclusion of proposal under Rule 14a-8(e)(2) as being received after deadline for proposal submission). To the extent that the proposal is submitted under Rule 14a-8, it is excludable under Rule 14a-8(e)(2) because it was received by GE after the properly determined deadline for receipt of shareowner proposals.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that is submitted to the Staff by or on behalf of proponents. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

ROM/sb
Enclosures

cc: Thomas J. Kim, General Electric Company
James R. Wilson, Jr., M.D.

Exhibit A

JAMES RONALD WILSON, JR., M.D., F.A.C.S., P.C.
OPHTHALMOLOGY
2 GLENVILLE ROAD
GREENWICH, CONNECTICUT 06831
TELEPHONE 203 - 661 - ~~4444~~ 4449

RECEIVED
JAN 12 2005
B. B. DENNISTON III

1/8/06

Dear Secretary:

As a stockholder (900 shares) of the General Electric Corporation I should like to have the following proposal presented at the next annual shareholders' meeting

Whereas GE is attempting to present itself as the "ecomagination" company and fuel economy should be an important part of that program,

Whereas the use of corporate jets is a most expensive and fuel-inefficient method of travel and, with moder audio-visual conferencing, should be needed only occasionally,

Whereas private jets can be easily rented for special circumstances, saving GE the cost of maintaining a fleet of its own and paying the necessary flight personnel,

Whereas GE executives are very well paid and should be expected to pay for their private transportation rather than given free use of company planes,

→

Be it resolved that GE shall dispose of its fleet of corporate jets and set an example for the rest of Corporate America.

Respectfully submitted,

James L. Wilson, Jr. [illegible]

Exhibit B

Table of Contents

Additional Information

- **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**

To be considered for inclusion in next year's proxy statement, shareowner proposals must be received at our principal executive offices no later than the close of business on November 4, 2005. Proposals should be addressed to Benjamin W. Heineman, Jr., Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

- **Other Shareowner Proposals for Presentation at Next Year's Annual Meeting**

For any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly at the 2006 Annual Meeting, SEC rules permit management to vote proxies in its discretion if we: (1) receive notice of the proposal before the close of business on January 18, 2006 and advise shareowners in the 2006 proxy statement about the nature of the matter and how management intends to vote on such matter; or (2) do not receive notice of the proposal prior to the close of business on January 18, 2006. Notices of intention to present proposals at the 2006 Annual Meeting should be addressed to Benjamin W. Heineman, Jr., Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

- **Voting Securities**

Shareowners of record at the close of business on February 28, 2005 will be eligible to vote at the meeting. Our voting securities consist of our $0.06 par value common stock, of which 10,599,919,379 shares were outstanding on February 10, 2005. Each share outstanding on the record date will be entitled to one vote. Treasury shares are not voted. Individual votes of shareowners are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual shareowner voting records is limited to the independent inspectors of election and certain employees of GE and its agents who must acknowledge in writing their responsibility to comply with this policy of confidentiality.

- **Vote Required for Election and Approval**

The 15 nominees for director receiving a plurality of the votes cast at the meeting in person or by proxy shall be elected. All other matters require for approval the favorable vote of a majority of shares voted at the meeting in person or by proxy. Under New York law, abstentions and broker non-votes, if any, will not be counted as votes cast. Therefore, they will have no effect on the outcome of the other matters to be voted on at the meeting.

- **Manner for Voting Proxies**

The shares represented by all valid proxies received by phone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted: (1) for the

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated February 9, 2006

The submission relates to corporate jets.

To the extent the proponent intended the proposal to be included in GE's proxy materials, there appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(e)(2) because GE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that GE did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant GE's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel